[VINSON & ELKINS L.L.P. LETTERHEAD]
Via EDGAR
October 12, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Ellie Quarles
Ladies and Gentlemen:
     We concur with the staff’s understanding that the reference to “Delaware Revised Uniform Limited Partnership Act” in our opinion to Universal Compression Partners, L.P. (the “Partnership”) dated October 3, 2006 filed as Exhibit 5.1 to the Partnership’s Registration Statement on Form S-1 (Registration No. 333-135351) includes the currently in effect statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws.

Very truly yours,
/s/ VINSON & ELKINS L.L.P.

Vinson & Elkins L.L.P.